Exhibit 99.1

Advantage Oil & Gas Ltd. - News Release

December 31, 2009

FOR IMMEDIATE RELEASE, NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Advantage Announces Closing of $86,250,000 Convertible Debenture Offering

CALGARY, ALBERTA - Advantage Oil & Gas Ltd.  ("Advantage" or the "Corporation") (AAV - TSX, AAV - NYSE) today announced the closing of its previously announced "bought deal" financing (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Thomas Weisel Partners Canada Inc., HSBC Securities (Canada) Inc. and Macquarie Capital Markets Canada Ltd. (collectively, the "Underwriters"). At closing, $86,250,000 principal amount of 5.00% convertible unsecured subordinated debentures (the "Debentures") were issued, which included $11,250,000 principal amount of Debentures issued on exercise in full of the over-allotment option granted to the Underwriters.

The Debentures have a face value of $1,000 per debenture, a coupon of 5.0%, a maturity date of January 30, 2015, and will be convertible into common shares of the Corporation (the "Common Shares") at the option of the holder at a conversion price of $8.60 per Common Share (the "Conversion Price").  The Debentures will pay interest semi-annually in arrears on January 31 and July 31 of each year, commencing on July 31, 2010. The Debentures will not be redeemable by the Corporation prior to January 31, 2013. On and after January 31, 2013 and prior to January 30, 2015, the Debentures may be redeemed by the Corporation in whole or in part from time to time at the option of the Corporation on not more than 60 days and not less than 40 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the Current Market Price is at least 125% of the Conversion Price.  In the event that a holder of Debentures exercises their conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest interest payment date to (but excluding) the date of conversion.

Advantage will use the net proceeds of the Offering to repay outstanding bank indebtedness and for general corporate purposes.

The Debentures are listed and posted for trading on the TSX under the symbol "AAV.DB.H".

For further information contact:

Investor Relations
Toll free: 1-866-393-0393
ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.